SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. 10)*

             Circus Circus Enterprises, Inc.
                             (Name of Issuer)

               Common Stock, $.01-2/3 par value
                    (Title of Class of Securities)

                     172909 10 3
                              (CUSIP Number)

 Check the following if a fee is being paid with this statement
.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                     (Continued on following page(s))







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CUSIP No. 172909 10 3         13G


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person

     WILLIAM G. BENNETT

2.   Check the appropriate box if a member of a group*

     (a)
     (b)

3.   SEC Use Only


4.   Citizenship or Place of Organization

     UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person
With:
5.   Sole Voting Power

     6,355,000

6.   Shared Voting Power

     0

7.   Sole Dispositive Power

     6,355,000

8.   Shared Dispositive Power

     0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     6,355,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*
     Not Applicable

11.  Percent of Class Represented by Amount in Row 9

     7.4%

12.  Type of Reporting Person*

     IN


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Item 1(a).     Name of Issuer.
               The name of the company which is the issuer of the securities to which this report relates is CIRCUS
               CIRCUS ENTERPRISES, INC. (herein the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices.
               The Company's principal executive offices are located at 2880 Las Vegas Boulevard South, Las
               Vegas, Nevada 89109.

Item 2(a).     Name of Person Filing.
               The name of the person (herein "Reporting Person") filing this report is WILLIAM G. BENNETT.

Item 2(b).     Address of Principal Business Office or, if none,
               Residence.
               The address of the Reporting Person's principal business office is c/o Bennett Industries, LLC, 6170 West Desert Inn Rd, Las Vegas, Nevada 89102.

Item 2(c).     Citizenship.
               The Reporting Person is a citizen of the United
               States of America.

Item 2(d).     Title of Class of Securities.
               The title of the class of the Company's securities to which this report relates is Common Stock, $.01-2/3 par value.

Item 2(e).     CUSIP Number.
               The CUSIP number for the Company's Common Stock is
               172909 10 3.

Item 3.        Not Captioned.
               Not applicable.

Item 4.        Ownership.
               The number of shares of the Company's Common Stock beneficially owned by the Reporting Person on December 31, 1994 was as follows:

               (a)  Amount Beneficially Owned:  6,355,000

               (b)  Percent of Class:  7.4%








                               Page 3 of 4






               (c)  Number of Shares as to which the Reporting
                    Person has:

                    (i)  Sole power to vote or to direct the
                         vote:
                         6,355,000

                   (ii)  Shared power to vote or to direct the
                         vote:
                         0

                  (iii)  Sole power to dispose or to direct the
                         disposition of:
                         6,355,000

                   (iv)  Shared power to dispose or to direct the
                         disposition of:
                         0

Item 5.        Ownership of Five Percent or Less of a Class.
               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.
               Not applicable.

Item 7.        Identification and Classification of the
               Subsidiary which Aquired the Security being Reported on by the
               Parent Holding Company.

               Not applicable.

Item 8. Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.
               Not applicable.

Item 10.       Certification.
               Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1995



Signature: WILLIAM G. BENNETT


Name and Title:  William G. Bennett, Director

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